UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 1, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Declaration of Dividend

On October 1, 2019, the Manager of the Company declared a daily distribution of $0.0020547945 per share (the “October 2019 Daily Distribution Amount”) (which equates to approximately 7.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on October 2, 2019 and ending on October 31, 2019 (the “October 2019 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the October 2019 Distribution Period and the distributions are scheduled to be paid prior to January 21, 2020. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.

Net Asset Value as of October 1, 2019

As of October 1, 2019, our NAV per common share is $9.98. This NAV per common share shall be effective until updated by us on or about December 31, 2019 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	October 1, 2019 [1]	June 30, 2019 [1]
ASSETS
Investments, at fair value	$104,012	$83,123
Real estate properties, at fair value	-	-
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	97,936	77,116
Other real estate investments, at fair value	6,076	6,007
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	15,350	30,716
Other assets	3,424	5
Current interest receivable	930	729
Total Assets	$123,716	$114,573

LIABILITIES
Accounts payable	$3,299	$1,104
Due to related party	240	214
Dividends payable [2]	2,033	1,985
Settling subscriptions	262	322
Total Liabilities	$5,834	$3,625

NET ASSETS CONSIST OF:
Fundrise Real Estate Investment Trust, LLC Members’ Equity:
Common shares; 11,807,233 and 11,122,635 shares outstanding, net of accumulated amortization of deferred offering costs, on October 1, 2019 and June 30, 2019, respectively	$95,158	$90,319
Retained Earnings (Accumulated deficit)	22,035	20,091
Net adjustments to fair value	689	538
NET ASSETS	$117,882	$110,948
NET ASSET VALUE PER SHARE, on 11,807,233 and 11,122,635 shares outstanding for the periods ended October 1, 2019 and June 30, 2019, respectively [3]	$9.98	$9.97

[1] Estimated Balance Sheets as of October 1, 2019 and June 30, 2019.

[2] This amount does not include accrual for dividends payable that were declared before October 1, 2019 that relate to the fourth quarter of 2019 or dividends payable that were declared before June 30, 2019 that relate to the third quarter of 2019, respectively.

[3] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on October 1, 2019 and June 30, 2019, respectively.

On October 1, 2019, the Company announced that its net asset value per share (“NAV”) as of October 1, 2019 is $9.98 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about December 31, 2019 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our sponsor's internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our distributions payable at the end of the quarter related to the current or previous quarters, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per share purchase price of our Common Shares will continue to be $10.00 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2019, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

During the quarter ended September 30, 2019, we redeemed approximately 163,700 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from June 30, 2016 to October 1, 2019.

Date	NAV Per Share
June 30, 2016	$9.91
September 30, 2016	$9.92
December 31, 2016	$9.88
March 31, 2017	$9.84
June 30, 2017	$9.82
September 30, 2017	$9.80
December 31, 2017	$9.81
March 31, 2018	$9.86
June 30, 2018	$9.88
September 30, 2018	$9.89
December 31, 2018	$9.91
March 31, 2019	$9.96
June 30, 2019	$9.97
October 1, 2019	$9.98

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated June 7, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: October 1, 2019